Exhibit 3
Shareholder Presentation Jan 2008
Current Situation
Empire has been in the stock for a long time
Continue to believe stock is under valued
Management team promoted as the team to turn things around
•	Initial quarters did not produce significant results

•	In recent quarters the team seems behind the market and the business
Channel checks indicate
•	Inconsistent channel communications

•	Leadership turnover and strategy changes causing poor performance
Product Mix
Validation Authority — harvest mode
MailGate — commodity margins
•	Corvigo acquisition under performed value expectation

•	CISCO (IronPort) dominates the channel
Secure Content Delivery Platform — future value
•	Secure Messenger

•	Secure Transport

•	Avoids perception of channel conflict/competition with CISCO

•	New product in the category, not likely resource rich enough to promote it
Operational Performance
Gross margin compression to 77%
Operating expenses exceeded 85% of total revenue
Sales and marketing expense ratio too high for too long and unproductive
•	Current explanation is priming the channel

•	Past experience suffered turnover in leadership position
A 10% across the board expense reduction is not sufficient
Operating expenses have been a systemic challenge for more than 7 quarters
Situational Awareness
Industry Consolidation
•	Competition and margin compression is increasing

•	Smaller independent software vendors at a competitive disadvantage
Position in the industry
•	In a consolidating segment, the Issuer is a seller

•	If you are small, you must be strong; which means profitable operations and positive cash flow
Company trades at a discount to intrinsic value due to
•	Unprofitable operations

•	Downside surprises to revenue, net income and cash

•	Competitive weakness in the channel

•	Flagging legacy product sales

•	Uncertain value in the promise of new secure content delivery product

Plan of Action
Immediate expense reduction
•	Commit to operating income profitability in 1Q08

•	Commit to channel strategy, eliminate duplicative sales and marketing expense

•	Eliminate all non-personnel related discretionary expenses
Retain a banker to discretely solicit interest in the company
•	Return to profitable operations drives value in strategic discussions, it does not validate the business plan or change industry position

•	A strategic acquirer could apply greater resources and market presence to secure content delivery technology

•	Eliminate company specific execution risk and improve certainty of realizing shareholder value creation
Open Questions
What are the goals for the business, how do you measure progress?
With two years into what was billed as a turnaround team, when can we expect to see leverage in the business?
What performance indicators signal continued shareholder patience?
Do you think the stock price performance over the past two years fairly reflects management’s performance?